UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Salient 3 Communications, Inc.	0000740763
Exact name of registrant as specified in charter	Registrant CIK number
2001 Form 10-K	0-12588
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

Filings Made By The Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reading, State of Pennsylvania, on June 26, 2002.

Salient 3 Communications, Inc.
Registrant

By: [signature]
P. H. Snyder
Senior Vice President and
Chief Financial Officer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on__________, 2002, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 10-K/A No. 1

AMENDMENT TO APPLICATION OR REPORT

FILED PURSUANT TO SECTION 12, 13 OR 15(d) of

THE SECURITIES EXCHANGE ACT OF 1934

SALIENT 3 COMMUNICATIONS, INC.

(Exact name of registrant as specified in its charter)

AMENDMENT NO. 1

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 10-K for 2001 as set forth in the pages attached hereto:

Exhibit 99.2: Annual Report on Form 11-K, pursuant to Section 15(d) of the Securities Exchange Act of 1934, of the Stock Purchase Program for Employees of Salient 3 Communications, Inc. and its Subsidiaries.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

SALIENT 3 COMMUNICATIONS, INC.

By: ______________________

P. H. Snyder
Senior Vice President and
Chief Financial Officer

DATE: June 26, 2002

This report consists of 17 pages

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2001

Stock Purchase Program for Employees of

SALIENT 3 COMMUNICATIONS, INC.

and Its Subsidiaries
(Title of Plan)

SALIENT 3 COMMUNICATIONS, INC.

P.O. Box 1498

Reading, Pennsylvania 19603
(Name of issuer of securities
and mailing address of principal
executive office)

STOCK PURCHASE PROGRAM FOR EMPLOYEES OF
SALIENT 3 COMMUNICATIONS, INC. AND ITS SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

All other schedules not listed above are omitted because they are not required, are not applicable, or the required information is given in the Financial Statements or notes thereto.

KPMG

STOCK PURCHASE PROGRAM FOR EMPLOYEES OF SALIENT 3 COMMUNICATIONS, INC. AND ITS SUBSIDIARIES

Financial Statements

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

STOCK PURCHASE PROGRAM FOR EMPLOYEES OF SALIENT 3 COMMUNICATIONS, INC. AND ITS SUBSIDIARIES

Table of Contents

KPMG

1600 Market Street
Philadelphia, PA 19103-7279

Independent Auditors' Report

The Administrative Committee
Stock Purchase Program for Employees of
Salient 3 Communications, Inc. and its Subsidiaries:

We have audited the accompanying statement of net assets available for benefits of the Stock Purchase Program for Employees of Salient 3 Communications, Inc. and its Subsidiaries (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's *Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974*. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

The schedule of assets (held at end of year) that accompanies the Plan's financial statements does not disclose the historical cost of certain nonparticipant directed plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's *Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.*

KPMG LLP

June 24, 2002

ANDERSEN

Report of independent public accountants

To Administrative Committee of the
Stock Purchase Program for Employees of
Salient 3 Communications, Inc. and its Subsidiaries:

We have audited the accompanying statements of net assets available for benefits of the Stock Purchase Program for Employees of Salient 3 Communications, Inc. and its Subsidiaries (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Philadelphia, Pennsylvania
June 22, 2001

This report is a copy of the prior year Report of Independent Public Accountants
and has not been reissued.

STOCK PURCHASE PROGRAM FOR EMPLOYEES OF
SALIENT 3 COMMUNICATIONS, INC. AND ITS SUBSIDIARIES

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

		2001	2000
Investments, at fair value:			
Salient 3 Communications, Inc. Common Stock	$	22,837	288,160
Merrill Lynch Retirement Reserves Money Fund		566,409	1,721,232
Income receivable		12,622	10,685
Employer contributions receivable		—	3,461
Net assets available for benefits	$	601,868	2,023,538

See accompanying notes to financial statements.

STOCK PURCHASE PROGRAM FOR EMPLOYEES OF SALIENT 3 COMMUNICATIONS, INC. AND ITS SUBSIDIARIES

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Increases:		
Investment income	$	41,880
Net depreciation in fair value of common stock		(32,049)
		9,831
Decreases:		
Distributions to participants		1,431,501
Net decrease		(1,421,670)
Net assets available for benefits:		
Beginning of year		2,023,538
End of year	$	601,868

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Stock Purchase Program for Employees of Salient 3 Communications, Inc. and its Subsidiaries (the Plan) provides only general information about the Plan's operations prior to its termination. Participants should refer to the Plan document for a more complete description of the Plan's provisions. See note 2 for a discussion of the Plan termination.

(a) General

The Plan is a trusteed employee stock bonus plan covering substantially all salaried employees of Salient 3 Communications, Inc. (STCI) and participating subsidiaries (the Company). The Plan was adopted January 29, 1971, for the purpose of allowing eligible employees of the Company to become stockholders of STCI by acquiring shares of common stock of STCI through systematic payroll deductions matched by contributions from the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan's trust fund is administered under the terms of a trust agreement between the Company and Merrill Lynch, N.A. (the Trustee). Pursuant to the trust agreement, the Trustee maintains records of, has custody of, and invests the assets of the trust fund. The assets of the trust fund are available to cover benefits of all participants.

(b) Contributions

Each year, participants may contribute up to 5% of after-tax annual compensation, as defined by the Plan. The Company will match these contributions at rates of 75% for 1%, 62.5% for 2%, and 50% for employee contributions above 2%. Participants were no longer able to contribute to the Plan effective June 30, 2000 (note 2).

(c) Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contributions, and allocations of plan earnings and losses. Allocations are based on participant account balances, as defined.

(d) Vesting

Participants are immediately fully vested in their voluntary contributions and actual earnings thereon. Prior to July 25, 2000, the employer's contributions vested as follows:

Full years of vesting service	Vested interest
1	20%
2	40%
3	100%

A participant whose employment is terminated for any reason other than total and permanent disability, retirement, or death shall be entitled to a benefit equal to their vested account balance.

(Continued)

Forfeitures are used to reduce future Company contributions or pay Plan expenses. If a participant is re-employed within five years following the date of termination, the participant's account will be restored to the same point in the schedule of vesting as of the date of termination. In connection with the Plan termination (note 2), all participant account balances were fully vested as of July 25, 2000.

(e) ***Investment Option***

Contributions to the Plan are invested in the common stock of Salient 3 Communications, Inc.

(f) ***Payment of Benefits***

Upon termination of service due to death, disability, or retirement, a participant or beneficiary will receive the value of the participant's balance based on Plan provisions. For termination of service due to other reasons, a participant may receive the value of the interest in his or her account as a lump-sum distribution. Prior to June 30, 2000, all distributions were made in STCI Class A common stock, and fractional shares were settled in cash. In connection with the Plan termination (note 2), distributions will be made in the form of Class A common stock and cash on a pro rata basis using the Plan's investment mix.

(g) ***Withdrawals***

An active participant may withdraw funds from his or her account once every six months subject to the consent of the Plan's administrative committee and *Internal Revenue Code* limitations. Prior to June 30, 2000, distributions were made in STCI Class B common stock if the participant was an active employee at the time of distribution. In connection with the Plan termination (note 2), distributions will be made in the form of Class A common stock and cash on a pro rata basis using the Plan's investment mix.

(h) ***Administration of the Plan***

The Company has been designated as the Plan Administrator of the Plan for ERISA purposes. The board of directors of the Company has appointed Merrill Lynch, N.A. to manage the assets of the Plan and to provide certain record-keeping services.

The Company pays all administrative expenses of the Plan. In 2001, the Company utilized forfeitures to pay the Plan expenses (note 3).

(2) Plan Termination

On April 17, 2000, the board of directors of Salient 3 Communications, Inc. adopted a Plan of Dissolution and Liquidation for STCI (the Dissolution Plan). Under the Dissolution Plan, STCI will be liquidated by (i) the sale of its noncash assets; (ii) the payment of or providing for all of its claims, obligations, and expenses; (iii) the pro rata distribution of assets, primarily cash, to the stockholders; and (iv) if required, the distribution of assets to one or more liquidating trusts established for the benefit of the stockholders. The Dissolution Plan was approved by stockholders on July 21, 2000, and STCI filed a Certificate of Dissolution with the state of Delaware on August 11, 2000.

As a result of adopting the Dissolution Plan, STCI and its subsidiaries discontinued both employee and employer contributions to the Plan effective June 30, 2000. In addition, all shares in the Plan were converted to STCI Class A common stock and all accounts were fully vested on July 25, 2000. On February 25, 2002, STCI submitted IRS Form 5310, Application for Determination for Terminating Plan. It is expected that final distribution of assets remaining in the Plan will take place during 2002.

On September 8, 2000 and December 14, 2001, STCI paid liquidating distributions of $12.00 per share and $2.00 per share, respectively, on all outstanding shares of Class A and Class B common stock. Proceeds of these distributions which were received by the Plan, were invested in shares of the Merrill Lynch Retirement Reserves Money Fund pending distribution of participant accounts.

(3) Summary of Significant Accounting Policies

(a) Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

(b) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value for the common stock is based upon the closing price of Class A common stock of STCI as quoted in the Nasdaq Stock Market prior to June 7, 2001 and the OTC Bulletin Board after that date. Purchases and sales are reflected on a trade date basis. The cost of securities sold is determined using the average cost method.

The Merrill Lynch Retirement Reserves Money Fund, a common/collective trust, is valued based upon the underlying value of investments in the trust.

(d) Contributions

Employee contributions and employer matching contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Effective June 30, 2000, both employee and employer contributions were discontinued (note 2).

(e) Payment of Benefits

Benefits are recorded when paid. As of December 31, 2001 and 2000, amounts allocated to participants who have elected to withdraw funds but were not paid were $0 and $4,090, respectively (note 6).

(f) Forfeitures

Forfeitures are used to reduce employer contributions or pay Plan expenses. As of December 31, 2001 and 2000, forfeitures of $140,721 and $159,448, respectively, were available for use by the

Company. During 2001, the Company used $24,686 of forfeitures to pay Plan expenses. Upon Plan termination, the Company anticipates allocating any remaining forfeitures to the accounts of Plan participants up to the limits of Section 415 of the *Internal Revenue Code*, and any remaining amounts will be returned to the Company.

(g) ***Risks and Uncertainties***

The Plan's investment in STCI common stock is exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. At December 31, 2001 and June 21, 2002, the market value of the Company's common stock was $0.97 and $1.26 per share, respectively.

(4) Investment in Common Stock of Salient 3 Communications, Inc.

The investment in the common stock of STCI is comprised of the following shares:

	2001	2000
STCI common stock:		
Class A	23,543	121,331
Class B	—	—
	23,543	121,331

The Class A and Class B common stock are identical except that Class A shares do not have voting privileges. Class B common stock may only be held by directors of STCI, active employees of STCI or its subsidiaries and certain trusts for the exclusive benefit of such employees, and they may not sell or transfer such shares without first offering the shares to STCI at the actual price at which the holder proposes to sell such shares to anyone else.

(5) Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated November 22, 1995, that the Plan is designed in accordance with applicable sections of the *Internal Revenue Code*. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the *Internal Revenue Code*. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2001 and 2000. Accordingly, there is no provision for taxes in the accompanying financial statements.

(Continued)

(6) Reconciliation to Form 5500

As of December 31, 2000, the Plan had $4,090 of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as distributions in the Plan's Form 5500 for the year ended December 31, 2000.

The following table reconciles net assets available for plan benefits and distributions to participants per the financial statements to the Form 5500:

	Distributions to participants 2001	Net assets available for plan benefits 2000
Per financial statements	$ 1,431,501	2,023,538
2000 amounts pending distributions to participants	(4,090)	(4,090)
Per Form 5500	$ 1,427,411	2,019,448

Schedule 1
EIN: 23-2280922
PIN: 002

STOCK PURCHASE PROGRAM FOR EMPLOYEES OF SALIENT 3 COMMUNICATIONS, INC. AND ITS SUBSIDIARIES

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Description of investment	Number of shares	Cost	Market value
Salient 3 Communications, Inc. Common Stock – Class A	23,543	$ *	22,837
Merrill Lynch Retirement Reserves Money Fund	566,409	566,409	566,409
Total		$ 566,409	589,246

* Information not available from Trustee.

See accompanying independent auditors' report.

Schedule 2
EIN: 23-2280922
PIN: 002

STOCK PURCHASE PROGRAM FOR EMPLOYEES OF
SALIENT 3 COMMUNICATIONS, INC. AND ITS SUBSIDIARIES

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2001

Description of investment	Number of purchases	Number of Sales	Purchase price	Selling price	Cost of shares sold	Net loss
Merrill Lynch Retirement Reserves Money Fund		*	$ —	$ 1,240,479	$ 1,240,479	$ —

* Information not available from Trustee.

See accompanying independent auditors' report.